SOUTHWEST ROYALTIES, INC.

6 Desta Drive, Suite 6500

Midland, Texas 79705

November 2, 2011

Via EDGAR and FedEx

Ms. Julia Griffith

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Washington, D.C. 20549-3628

Re:	Southwest Royalties Institutional Income Fund VII-B, L.P.
Southwest Royalties Institutional Income Fund IX-B, L.P.
Southwest Royalties Institutional Income Fund X-B, L.P.
Southwest Oil & Gas Income Fund IX-A, L.P.
Southwest Oil & Gas Income Fund X-A, L.P.
Southwest Oil & Gas Income Fund X-B, L.P.
Schedules 13E-3
Filed September 9, 2011
File Nos. 005-46853, 005-80649, 005-79061, 005-80614, and 005-82988, 005-83461

Preliminary Proxy Statements on Schedule 14A
Filed September 9, 2011
File Nos. 033-11576, 0-18398, 0-19601, 0-18397, 0-18996, 0-19585

Dear Ms. Griffith:

Set forth below are the responses of Southwest Royalties, Inc., a Delaware corporation (“SWR”), Clayton Williams Energy, Inc., a Delaware corporation and the sole stockholder of SWR (“CWEI”), and Southwest Royalties Institutional Income Fund VII-B, L.P., a Delaware limited partnership, Southwest Royalties Institutional Income Fund IX-B, L.P., a Delaware limited partnership, Southwest Royalties Institutional Income Fund X-B, L.P., a Delaware limited partnership, Southwest Oil & Gas Income Fund IX-A, L.P., a Delaware limited partnership, Southwest Oil & Gas Income Fund X-A, L.P., a Delaware limited partnership, and Southwest Oil & Gas Income Fund X-B, L.P., a Delaware limited partnership (collectively, the “Public Partnerships” and each, a “Public Partnership” and together with SWR and CWEI, the “Filing Persons”), to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above referenced-filings.

The Filing Persons are filing, via EDGAR, Amendment No. 1 (collectively, the “Amendments”) to each of the above-referenced Schedule 13E-3s (collectively, the “Schedule

13E-3s”) and/or each of the above-referenced Preliminary Proxy Statements on Schedule 14A (collectively, the “Preliminary Proxy Statements”).  The Amendments contain changes to respond to the Staff’s comments to the Schedule 13E-3s and Preliminary Proxy Statements in the comment letter dated October 7, 2011 addressed to Michael L. Pollard, Senior Vice President of SWR (the “Comment Letter”).  As explained in more detail in this letter, the Amendments also reflect changes to the amount of consideration to be offered in the transactions, update the background to the transaction and contain additional updating, clarifying, correcting and conforming changes.

The bold typeface, numbered paragraphs and headings below are taken from the Comment Letter.  The Filing Persons’ responses to each such comment follow in plain text.  The Filing Persons have incorporated changes in the Amendments in response to the Staff’s comments where applicable.  Except as otherwise noted herein, all references to page numbers in the responses below are to Amendment No.1 to the Schedule 13E-3 and Preliminary Proxy Statement for Southwest Royalties Institutional Income Fund VII-B, L.P.  Marked copies of the Schedule 13E-3s and Preliminary Proxy Statements are being separately delivered to you.

Schedule 13E-3, filed September 9, 2011

1.             We note the statement that “none of the Filing Persons takes responsibility for the accuracy of any information not supplied by such Filing Person.” This statement is inconsistent with the disclosures in the filing, including the signature pages, and operates as an implied disclaimer of responsibility for the filing. Please revise.

RESPONSE:          The Schedule 13E-3s have been revised in response to this comment.

2.             Your response to Item 1010(a) of Regulation M-A should include the ratio of earnings to fixed charges required by Item 1010(a)(3) and the book value per share as of the most recent balance sheet date required by Item 1010(a)(4). Please revise to include this information in the proxy statement in accordance with Instruction 1 to Exchange Act Rule 13e-3(e)(1).

RESPONSE:          Item 1010(a)(3) of Regulation M-A

None of the Public Partnerships had any “fixed charges” (as defined in Item 503 of Regulation S-K) during the periods specified in Item 1010(a)(3) of Regulation M-A.  Therefore, ratios of earnings to fixed charges cannot be computed for the Public Partnerships in a manner consistent with Item 503(d) of Regulation S-K.  Item 13 of the Schedule 13E-3s has been revised to state that Item 1010(a)(3) of Regulation M-A is not applicable to the Public Partnerships.

Item 1010(a)(4) of Regulation M-A

The Preliminary Proxy Statements have been revised to include the book value per unit as of June 30, 2011, which is the date of the most recent balance sheet presented, as required by Item 1010(a)(4) of Regulation M-A.  See page 3 of the revised Preliminary Proxy Statements.  Item 13 of the Schedule 13E-3s has also been revised in response to this comment.  The Filing Persons intend to update the book value per unit as of September 30, 2011 prior to filing of the definitive Proxy Statements with the Commission and mailing of the definitive Proxy Statements to limited partners.

Schedule 14A, filed September 9, 2011
General

3.             A significant amount of material information is currently missing from your filings. We note your disclosure, for example, that you intend to recalculate the merger consideration using the signing date as the stated valuation date.  We also note disclosure in the second paragraph of the Schedule 13E-3 and on page 1 and 58 of the proxy statement indicating that SWR and the Partnership expect to sign the merger agreement after clearing Staff comments to the preliminary proxy statement.  When the definitive proxy statements are filed, we will need to consider the new information, and we may have additional comments, which you will need to address in the definitive proxy statements before you distribute them to investors. Please take this into account when setting the record date, and in timing your filing of the definitive versions of the documents, the date of the meetings and the mailing of broker inquiries pursuant to Rule 14a-13.  Please also revise the disclosure on the referenced pages accordingly.

RESPONSE:         On October 28, 2011, SWR and each of the 24 limited partnerships of which SWR is the general partner, including the Public Partnerships (collectively, the “SWR Partnerships”), executed merger agreements providing for the merger of each of the SWR Partnerships with and into SWR.  The aggregate merger consideration payable in connection with each merger is based on the respective SWR Partnership’s reserves values, net working capital and net asset retirement obligations as of June 30, 2011, less the amount of cash distributions made after June 30, 2011, if any.  The reserves values are derived from the present value of estimated future net cash flows from each partnership’s oil and gas reserves based on a 12-month historical average of the NYMEX closing prices for oil and gas as of a stated valuation date of October 7, 2011, which was the latest practicable date available for calculating the merger consideration.  The amounts of merger consideration included in the Schedule 13E-3s and Preliminary Proxy Statements filed on September 9, 2011 were only estimates.  The Amendments reflect the definitive merger consideration payable in connection with each merger and include additional updating, clarifying, correcting and conforming changes to reflect establishment of the definitive merger consideration and execution of the merger agreements.  The Filing Persons do not intend to mail the definitive Proxy Statements to limited partners of the SWR Partnerships until Staff comments to the Preliminary Proxy Statements and definitive Proxy Statements are cleared.

4.             We note that you have defined “investors” to exclude SWR. To avoid ambiguity and to be consistent with both the definition in Rule 13e-3(a)(4) and the term used by ECS in its financial advisor opinion, please replace the term “investors” with the term “unaffiliated investors” where appropriate throughout your disclosure.

RESPONSE:           The Preliminary Proxy Statements have been revised in response to this comment.

5.             Pease revise the proxy cards for each filing to clearly mark them as “preliminary.” See Rule 14a-6(e)(1).

RESPONSE:           The proxy cards for each filing have been revised in response to this comment.

Cover Page

6.             Revise the legend on the front cover of the proxy statement to track the language of Rule 13e-3(e)(iii), clarifying that a representation to the contrary is a “criminal” offense. Also include, if applicable, a reference to a “state securities commission.”

RESPONSE:           The Preliminary Proxy Statements have been revised in response to this comment.

Conflicts, page 8

7.             In the third bullet point under this section, please expand the disclosure to discuss economic benefits which may accrue to the Clayton Williams or the Williams family as a result of the transaction.

RESPONSE:           The board of directors of SWR does not believe that Mr. Williams or any member of his family will obtain any economic benefit from the merger that differs from any economic benefit obtained by the stockholders of CWEI generally, and the Preliminary Proxy Statements have been revised in response to this comment.  See pages 8, 32 and 70 of the revised Preliminary Proxy Statements.

Merger Consideration, page 3

8.             We note the disclosure in the second to last bullet point on page 5 indicating that SWR will establish an actual discount rate for each reserve category prior to executing the merger agreement that may be different than the discount rates used in the preliminary proxy statement. With a view towards disclosure, please advise why the discount rates would change.

RESPONSE:           In determining the merger consideration, CWEI and SWR initially established ranges of acceptable discounts rates for each reserve category based on their experience in proved property acquisitions and divestitures and further based on their business judgment related to such activities.  For purposes of illustration, CWEI used the high point of each range of discount rates to calculate preliminary merger consideration in the Preliminary Proxy Statements in order to reduce the likelihood that the estimated merger consideration would exceed the final merger consideration once the actual benchmark prices for oil and gas and discount rates were determined.  In establishing the actual discount rates to be used in calculating final merger consideration, CWEI considered various factors, including (1) its desire and commitment to offer merger consideration that is fair to both the investors and the CWEI stockholders, (2) its cost of capital for the merger and (3) a reasonable profit incentive relative to the production, pricing and timing risks associated with the future cash flows from the partnership’s assets.  Based on these factors, CWEI determined that the following discount rates were appropriate: 15% for proved developed producing; 20% for proved developed non-producing; and 40% for proved undeveloped.  The above factors are discussed on pages 16, 17 and 54 of the revised Preliminary Proxy Statements.

Fairness, page 9

9.             We refer you to the third bullet point of this section.  Please disclose the expected future cash distributions to the investors referenced in this bullet point.

RESPONSE:           In concluding that the merger consideration compared favorably to expected future cash distributions, we relied on the estimated declines in production volumes and future net cash flows as set forth in the reserve reports to anticipate a corresponding decline in estimated future cash distributions to the unaffiliated investors.  Although future cash distributions to the unaffiliated investors are anticipated to decline over time as production levels decline and operating costs, particularly repair and maintenance costs, increase, we did not attempt to compute the amount of expected future cash distributions to the unaffiliated investors.  Accordingly, the Preliminary Proxy Statements have been revised to delete the third bullet point of this section.  See page 9 of the revised Preliminary Proxy Statements.

10.           We refer you to the fifth bullet point of this section. Please disclose the dates on which the oil and gas reserve values referenced in this bullet point were determined.

RESPONSE:           The Preliminary Proxy Statements have been revised in response to this comment.  See page 9 of the revised Preliminary Proxy Statements.

Conditions to the Merger, page 10

11.           Expand the disclosure in this section to clarify that if any one of the partnerships fails to vote in favor of the transaction, the merger may not be consummated.  See Item 1001 of Regulation M-A, which requires that the summary term sheet include all of the information necessary for investors to understand the essential features of the transaction.

RESPONSE:           The Preliminary Proxy Statements have been revised in response to this comment.  See pages 10, 11, 12 and 18 of the revised Preliminary Proxy Statements.

Risk Factors, page 16

12.           We note your statement that “the discount rates applied in the calculation of the merger consideration might not reflect the actual cost of capital in effect from time to time and the risks associated with the partnership’s properties or the oil and gas industry in general.  The discount rates may disfavor longer-lived properties when compared to shorter-lived properties.”  Revise to briefly explain why you chose the discount rate, with particular emphasis on the types of properties held by the partnerships.

RESPONSE:           The Preliminary Proxy Statements have been revised in response to this comment.  See page 16 of the revised Preliminary Proxy Statements.

Special Factors, page 20 Background of the Merger, page 20

13.           We note your disclosure on page 20 that CWEI had internal discussions regarding a possible auction of the company in September of 2010, but determined that prospective third party buyers might not make acceptable offers due to the fact that CWEI was unwilling to sell operating control.  Disclose how, in the absence of an auction, CWEI was able to determine that the merger is fair to the unaffiliated unit holders, and explain in greater detail why CWEI rejected this alternative.  See Item 1013(b) of Regulation M-A, and Instruction 1 to that Item.

RESPONSE:           The Preliminary Proxy Statements have been revised in response to this comment.  See pages 20 and 21 of the revised Preliminary Proxy Statements.

14.           We note your disclosure that one strategic alternative to the acquisition you considered was seeking an equity partner to fund a purchase of the partnership units.  You disclose on page 22 that after a process of receiving bids from equity partners over a period of time, you were left with a single equity bid that you did not believe accurately reflected the enterprise value of the SWR partnerships because it did not give effect to the contemporaneous rise in oil prices.  At the same time, CWEI “determined that it was not willing to solicit new proposals from other prospective equity partners.” Please refer to Item 1013(b) of Regulation M-A, including Instruction 1, and explain why, having pursued the process with five potential bidders, CWEI did not seek equity participation at a higher level, either from the bidders already contacted, or from other potential bidders, to take account of the increase in the price of oil.  Please also disclose why CWEI was “not confident that an acceptable agreement could be reached with the remaining prospective equity partner regarding future operations and business objectives of the acquisition entity.”  For example, had this equity partner conveyed to CWEI that it would be unwilling to reach an agreement if CWEI retained operational control? Had CWEI made any effort to negotiate an acceptable agreement with the remaining prospective equity partner?

RESPONSE:           The Preliminary Proxy Statements have been revised in response to this comment.  See page 23 of the revised Preliminary Proxy Statements.

15.           We refer you to the second whole paragraph on page 23.  Please expand the disclosure in this paragraph to explain why electing Dr. Ford and Mr. Gray to the SWR board of directors formally addressed the conflicts discussed in this paragraph given that they are also directors of CWEI.  For example, as directors of both companies, do they not owe separate and distinct, and potentially conflicting, fiduciary duties to each entity?

RESPONSE:           The Preliminary Proxy Statements have been revised in response to this comment.  See pages 8, 18, 23, 32 and 70 of the revised Preliminary Proxy Statements.

16.           The third to last paragraph of this section indicates that the transaction committee will hold a meeting at some point in the future with ECS.  As a reminder, please note that any materials prepared by ECS in connection with its fairness opinion, including any “board books” or any summaries of presentations made to the transaction committee generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and (if written) filed as an exhibit to the Schedule 13E-3.  In addition, each presentation, discussion, or report held with or presented by ECS, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A.  To the extent applicable and not already disclosed or filed, please revise to summarize all the presentations made or to be made by ECS, and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3.

RESPONSE:           On October 27, 2011, Energy Capital Solutions (“ECS”) rendered its oral opinion to the transaction committee (which was subsequently confirmed in writing by delivery of ECS’ written opinion dated the same date) to the effect that, as of October 27, 2011, the merger consideration to be paid with respect to the units is fair to the unaffiliated investors from a financial point of view.  See pages 36 through 45 of the revised Preliminary Proxy Statements for a summary of ECS’ opinion.  The October 27, 2011 presentations made by ECS to the transaction committee with respect to the Public Partnerships have been filed as exhibits to the revised Schedule 13E-3s, as applicable.

Reasons for the Merger, page 28

17.           It appears that many of the factors cited in support of the timing of the transaction have been present for some time.  Please revise to provide expanded disclosure regarding the reasons behind each filing persons’ choice to engage in the transaction at this time as opposed to any other time in the partnership’s public company history.  Please refer to Item 1013(c) of Regulation M-A.

RESPONSE:           The Preliminary Proxy Statements have been revised in response to this comment.  See page 31 of the revised Preliminary Proxy Statements.

18.           The description required by Item 1013(d) of Regulation M-A must include a reasonably detailed discussion of the benefits and detriments of the Merger to the partnership, its affiliated and unaffiliated security holders, and the benefits and detriments must be quantified to the extent practicable.  Current disclosure as to the effects of the transaction does not appear to adequately address this disclosure requirement as to unaffiliated security holders.  Please expand the disclosure in this section accordingly. See Instruction 2 to Item 1013 of Regulation M-A.

RESPONSE:           The Preliminary Proxy Statements have been revised in response to this comment.  See pages 6, 29 through 31 and 49 of the revised Preliminary Proxy Statements.  The benefits and detriments have been quantified to the extent practicable.

Position of the Partnership Affiliates as to the Fairness of the Merger to the Investors, page 29

19.           We note that ECS has not issued its fairness opinion in this transaction, and that the underlying fairness analysis does not refer to any date.  Please disclose how the transaction committee, or any filing person relying on the financial advisor’s opinion, was able to reach the fairness determination as to unaffiliated security holders, given that the financial advisor’s opinion has only been submitted as a “form of” opinion.

RESPONSE:           As of the filing of the Preliminary Proxy Statements on September 9, 2011, neither the transaction committee nor any Filing Person relying on the financial advisor’s opinion had made a determination as to the fairness of the merger consideration to unaffiliated investors.  The Preliminary Proxy Statements were not to be circulated and were drafted as though they were speaking as of the date of the definitive Proxy Statements.  The Preliminary Proxy Statements included information about fairness determinations that the Filing Persons expected would occur prior to filing of the definitive Proxy Statements and furnished a copy of the form of fairness opinion for review and consideration by the Staff.

As noted above and in the revised Preliminary Proxy Statements, on October 27, 2011, ECS rendered its oral opinion to the transaction committee (which was subsequently confirmed in writing by delivery of ECS’ written opinion dated the same date) to the effect that, as of October 27, 2011, the merger consideration to be paid with respect to the units is fair to the unaffiliated investors from a financial point of view.  On October 27, 2011, the transaction committee, by a unanimous vote, (1) considering, among other factors, the opinion of ECS, determined that the consideration to be received by the unaffiliated investors in the mergers pursuant to the merger agreements is fair to the unaffiliated investors from a financial point of view, (2) determined that the merger agreements and the mergers are advisable and in the best interests of the unaffiliated investors and the SWR Partnerships, and (3) recommended that the board of directors of

SWR (a) approve the merger agreements, the mergers and the other transactions contemplated by the merger agreements and (b) recommend that the unaffiliated investors vote to approve the merger agreements.  Following the meeting of the transaction committee, on October 27, 2011, the board of directors of SWR, relying in part on the recommendation of the transaction committee, unanimously determined that the mergers are advisable and substantively and procedurally fair to the unaffiliated investors and are in their best interests.  See the Notice of Special Meeting, cover page, pages 7, 9, 28, 29, 36 through 45 and 66 and Appendix D of the revised Preliminary Proxy Statements.

20.           The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail.  See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).  To the extent the board and each of the partnership affiliates did not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the board or filing party must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.  We note, for example that the disclosure regarding the position of the partnership affiliates on pages 31 and 32 does not appear to address the factors described in clauses (i), (v) or (vi) of Instruction 2 to Item 1014 and Items 1014(c), (d) and (e) or explain in detail why such factors were not deemed material or relevant.  We also note that the disclosure regarding the board’s fairness determination does not include any discussion of the substantive and procedural factors listed in Item 1014.  If the procedural safeguards in Item 1014(c), (d) and (e) were not considered by the partnership affiliates or the board, please explain why such parties believed the proposed merger is procedurally fair in the absence of such safeguards.

RESPONSE:

Item 1014(c) of Regulation M-A

Consistent with Question No. 22 of the Exchange Act Release No. 34-17719 (April 13, 1981), the mergers require approval by the holders of at least a majority of the units held by non-affiliates and actually voted on the mergers.  The Preliminary Proxy Statements have been revised to more specifically discuss the benefits to the unaffiliated investors of such approval requirement in response to this comment.  See page 34 of the revised Preliminary Proxy Statements.

Item 1014(d) of Regulation M-A

The Preliminary Proxy Statements have been revised to more specifically discuss the factors listed in Item 1014(d) of Regulation M-A in response to this comment.  Although no committee or other entity independent of SWR or CWEI was formed or engaged to negotiate the merger on behalf of the unaffiliated investors or the SWR partnerships, the transaction committee, which is comprised of directors who are not employees of the SWR partnerships, retained and were advised by separate outside legal counsel and by ECS, an independent financial advisor, in relation to the merger.  See pages 17, 32 and 33 of the revised Preliminary Proxy Statements.

Item 1014(e) of Regulation M-A

The Filing Persons believe that the Preliminary Proxy Statements address the factors listed in Item 1014(e) of Regulation M-A.  The Preliminary Proxy Statements state that the transaction committee, comprising two directors of SWR who are not officers or employees of SWR or CWEI and have no direct economic interest in the SWR partnerships, (1) considering, among other factors, the written opinion of ECS, determined that the consideration to be received by the unaffiliated investors in the mergers pursuant to the merger agreements is fair to the unaffiliated investors from a financial point of view, (2) determined that the merger agreements and the mergers are advisable and in the best interests of the unaffiliated investors and the SWR partnerships and (3) recommended that the board of directors (a) approve the merger agreements, the mergers and the other transactions contemplated by the merger agreements and (b) recommend that the unaffiliated investors vote to approve the merger agreements.  See, for example, pages 32 and 33 of the revised Preliminary Proxy Statements.  Relying, in part, on the recommendation of the transaction committee, the board of directors of SWR unanimously determined that each merger is advisable and substantively and procedurally fair to the unaffiliated investors of the respective SWR Partnership and is in their best interests.  See the Notice of Special Meeting, cover page and pages 4, 7, 17, 29, 31, 36, 53 and 66 of the revised Preliminary Proxy Statements.

Instruction 2 to Regulation M-A

(i)—Current Market Prices.  None of the units are traded on a national stock exchange or in any active market and it is unlikely that a market will develop.  Current market prices for the units are not quoted or reported and, therefore, recent trading prices, if any, are not material or relevant to a determination of the substantive fairness of the mergers.  See pages 6, 9, 30, 33 and 56 of the revised Preliminary Proxy Statements.

(iv)—Going Concern Value.  The SWR partnerships’ net book value was not considered material or relevant to a determination of the substantive fairness of the merger.  Net book value is not indicative of the SWR Partnerships’ value as a going concern since it is a purely historical measurement of financial position in accordance with U.S. generally accepted accounting principles and is not forward-looking.  See page 34 of the revised Preliminary Proxy Statements.

Board of Directors Determination

In making its recommendation, the board of directors of SWR considered a number of factors, including the reasons for the mergers set forth in the sections of the Preliminary

Proxy Statement titled “Summary Term Sheet—Fairness” and “Background of the Merger—Reasons of the Merger.”  The board of directors also considered its conflicting interests described in the section of the Preliminary Proxy Statements titled “Risk Factors.”  Finally, the board of directors of SWR considered the same factors described under the section of the Preliminary Proxy Statements titled “Position of the Partnership Affiliates of the Fairness of the Merger to the Unaffiliated Investors.”  To avoid repetition of these discussions throughout the Preliminary Proxy Statements, the section of the Preliminary Proxy Statements titled “Recommendation of the Board of Directors” has been revised in response to this comment to expressly adopt the analysis and discussion included under the sections of the Preliminary Proxy Statement titled “Summary Term Sheet—Benefits to the Unaffiliated Investors,” “Summary Term Sheet—Fairness,” “Background of the Merger—Reasons for the Merger” and “Background of the Merger—Position of the Partnership Affiliates as to the Fairness of the Merger to the Unaffiliated Investors.”  See page 36 of the revised Preliminary Proxy Statements.

21.           We note the cross references in this section and in the section on the recommendation of the board of directors to the factors considered by the transaction committee and the analysis of its fairness advisor, ECS.  Please note that if the partnership affiliates or the board based their fairness determination on the analysis and discussion of factors undertaken by others, they must each expressly adopt the analysis and discussion as their own.  See Question 20 of Exchange Act Release No. 17719 (April 13, 1981).  Please revise to clarify whether each filing person is expressly adopting the analysis of the transaction committee and ECS, or explain how they considered each of the factors listed in Item 1014.  Note however, that to the extent such persons did not adopt the another party’s discussion and analysis or such discussions and analyses do not address each of the factors listed in Item 1014, such filing persons must discuss, per the preceding comment, any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

RESPONSE:           The partnership affiliates and the board of directors of SWR each performed their own analysis in determining that the mergers are fair to the unaffiliated investors, and the analysis of the partnership affiliates and the board of directors of SWR is discussed on pages 31 through 36 of the revised Preliminary Proxy Statements.  Although neither the partnership affiliates nor the board of directors of SWR was entitled to rely on, and did not rely on, the opinion of ECS, each of the partnership affiliates and the board of directors considered the fact that the transaction committee requested and received from ECS an opinion with respect to whether, as of the date of the opinion, and subject to the qualifications expressed in such opinion, the merger consideration to be paid with respect to the units is fair to the unaffiliated investors from a financial point of view.

As discussed in response to comment 21 above, the Preliminary Proxy Statements have been revised to more specifically discuss the factors listed in Item 1014 of

Regulation M-A that were deemed material or relevant to the mergers.  Furthermore, as discussed in response to comment 21 above, to avoid repetition throughout the Preliminary Proxy Statements, the section of the Preliminary Proxy Statements titled “Recommendation of the Board of Directors” has been revised in response to this comment to expressly adopt the analysis and discussion included under the sections of the Preliminary Proxy Statement titled “Summary Term Sheet—Benefits to the Unaffiliated Investors,” “Summary Term Sheet—Fairness,” “Background of the Merger—Reasons for the Merger” and “Background of the Merger—Position of the Partnership Affiliates as to the Fairness of the Merger to the Unaffiliated Investors.”  See page 36 of the revised Preliminary Proxy Statements.

Recommendation of the Board of Directors, page 33

22.           We note your disclosure on page 33 that the Board of Directors, relying in part on the recommendation of the transaction committee, determined that the transaction was “advisable and fair to the investors, and was in their best interests.”  Please revise here and throughout the filings to expressly disclose whether the board and the partnership affiliates reasonably believe that the Merger is substantively and procedurally fair to unaffiliated investors. See Item 1014(a) of Regulation M-A and see Question Nos. 19 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).

RESPONSE:           The Preliminary Proxy Statements have been revised in response to this comment.

Opinion of the Transaction Committee’s Financial Advisor, page 34

23.           We note that the ECS opinion is not in final form. Disclosure on page 35 indicates that ECS will arrive at its opinion based on a review of a draft of the merger agreement.  Disclosure on page 36 indicates that ECS has assumed that the final form of the merger agreement will not differ in any respect that would be material to ECS’ analyses from the draft merger agreement.  To the extent there are differences between the draft and executed merger agreement, please confirm that you will disclose such differences and the Board’s determination as to whether an updated opinion from ECS might be warranted. Also, please disclose whether ECS intends to perform the analyses in the opinion again prior to issuing the opinion in final form.

RESPONSE:           As noted in ECS’ written opinion attached to the Preliminary Proxy Statements as Appendix D, in arriving at its opinion, ECS, among other things, reviewed an October 18, 2011 draft of the merger agreement.  There were no substantive differences between the October 18, 2011 draft and the executed merger agreement.

As of the filing of the Preliminary Proxy Statements on September 9, 2011, ECS had not completed its analysis as to the fairness of the merger consideration to be paid with respect to the units to the unaffiliated investors from a financial point of view, in part, because the actual merger consideration had not been established.  As discussed in response to comment 19, the Preliminary Proxy Statements included information about fairness determinations that the Filing Persons expected would occur prior to filing of the definitive Proxy Statements and furnished a copy of the form of fairness opinion for review and consideration by the Staff.  On October 27, 2011, ECS rendered its oral opinion to the transaction committee (which was subsequently confirmed in writing by delivery of ECS’ written opinion dated the same date) to the effect that, as of October 27, 2011, the merger consideration to be paid with respect to the units is fair to the unaffiliated investors from a financial point of view.

24.           Since such determination might not be made until after the definitive proxy has been disseminated, please advise how you would communicate such additional disclosure to investors.

RESPONSE:           As discussed in response to comments 19 and 23, the revised Preliminary Proxy Statements reflect ECS’ determination as to the fairness of the merger consideration to be paid with respect to the units to the unaffiliated investors from a financial point of view.

25.           We note your disclosure on page 35 that indicates that in arriving at its opinion, ECS reviewed “certain information relating to the historical and current operations and financial condition of the partnership made available to ECS by SWR, including certain reserve reports, which we refer to as the reserve reports, containing estimates prepared by SWR with respect to the partnership’s oil and gas reserves as of July 1, 2011, and as to proven gas reserves, audited by Ryder Scott...” In comparison, the form of fairness opinion included as Annex D-1 indicates that that ECS reviewed “certain information relating to the historical, current and future operations, financial condition and prospects of [the partnership] made available to us by [SWR], including certain oil and gas reserved reports prepared by [SWR]...” Please revise your proxy statement to describe this information.

RESPONSE:           SWR did not provide to ECS any information regarding future operations, future financial condition or prospects of any of the SWR Partnerships.  The final fairness opinions of ECS included as Appendix D to the Preliminary Proxy Statements have been revised accordingly.

26.           We note the disclosure on page 35 referencing “alternative oil and gas commodity pricing assumptions and probabilities that ECS has utilized for purposes of its analyses.”  Please disclose these assumptions and probabilities and how they were determined.

RESPONSE:          The Preliminary Proxy Statements have been revised in response to this comment.  See page 38 of the revised Preliminary Proxy Statements.

27.           We note that ECS performed a Selected Comparable Transactions analysis. Please revise to provide disclosure concerning the methodology and criteria used in selecting these companies and transactions. Indicate whether the criteria were consistently applied and, if any company or transaction was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion. Also, please expand the disclosure to more fully explain how ECS arrived at its benchmark multiples.

RESPONSE:           The Preliminary Proxy Statements have been revised in response to this comment.  See pages 40 and 41 of the revised Preliminary Proxy Statements.

Net Asset Value Analysis, page 38

28.           The disclosure indicates that “[a]djustments were made to the benchmarks based on the historical relationship between the benchmarks and the partnership’s realized prices.” Please disclose these adjustments.

RESPONSE:           The Preliminary Proxy Statements have been revised in response to this comment.  See page 40 of the revised Preliminary Proxy Statements.

29.           Please revise the disclosure on page 38 to indicate how ECS arrived at the rates of 12.5% to 60% used to discount the present value of the future net cash flows and specify which rates were applied to the four price scenarios. Also, if they exist, disclose the industry average for these rates.

RESPONSE:           The Preliminary Proxy Statements have been revised in response to this comment.  See page 40 of the revised Preliminary Proxy Statements.

Selected Publicly Trade Companies Analysis, page 41

30.           The disclosure indicates that the table on page 41 includes benchmark multiple ranges selected by ECS based on a review of the selected comparable company multiples, discounted for the illiquidity of the partnership.  Disclose the discount rates used and indicate how ECS arrived at such rates.

RESPONSE:           The Preliminary Proxy Statements have been revised in response to this comment.  See page 44 of the revised Preliminary Proxy Statements.

31.           Provide the disclosure required by Item 1015(b)(4) of Regulation M-A in connection with the fees paid to Ryder Scott for preparing the reserve reports included as annexes to the proxy statement.

RESPONSE:           The Preliminary Proxy Statements have been revised in response to this comment.  See page 46 of the revised Preliminary Proxy Statements.

Estimated fair value of oil and gas reserves, page 50

32.           The disclosure on page 50 indicates that “benchmark prices were further adjusted for quality, energy content, transportation fees and other price differentials specific to the partnership’s properties, resulting in an average price of $85.05 per Bbl of oil and $5.85 per Mcf of natural gas.” Please provide a breakdown of these factors.

RESPONSE:           Adjustments to benchmark prices, which are generally referred to as price differentials, were computed on a property-by-property basis by comparing historical benchmark prices for oil and gas (usually average closing NYMEX futures prices for each calendar month) to the historical prices for oil and gas actually received by the SWR Partnerships.  The mix of the historical differentials varies by property based on the each property’s production and marketing situation.  For example, oil production varies based on gravity and H2S content; gas production varies based on Btu content; transportation fees and other price differentials vary based on the distance of the property from the delivery point and other price factors that vary from contract to contract.  Since price differentials vary from property to property, we are unable to provide a breakdown of these factors that would be meaningful to a limited partner.  Instead, we report the average estimated future price for oil and gas, as calculated in the reserve report on a period-by-period, property-by-property basis and summed to a total for each of the SWR Partnerships, to disclose the significance of price differentials in the determination of oil and gas reserves and related estimated future net cash flows.

33.           The disclosure on page 51 indicates that “[e]stimated future operating costs were deducted in arriving at the estimated fair value of oil and gas reserves and include direct operating expenses, field overhead costs, and ad valorem taxes.”  Please disclose or advise where you disclose a breakdown of these operating costs.

RESPONSE:           Similar to the price differentials discussed in our response to Comment 32, estimated future operating costs were computed on a property-by-property basis using historical averages of actual operating costs.  As a result, the amount of the deduction for estimated future operation costs varies by property.  In addition, the mix of the historical components of operating costs, such as direct operating costs, field overhead costs and ad valorem taxes, also vary by property.  For this reason, we are unable to provide a breakdown of these operating costs that would be meaningful to a limited partner.

Solicitation of Proxies, page 64

34.           Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview, telephone, internet, facsimile or otherwise must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please supplementally confirm your understanding.

RESPONSE:           The Filing Persons confirm their understanding that all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview,

telephone, internet, facsimile or otherwise must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c).

35.           We note your disclosure that “directors, officers and employees” of the SWR will solicit proxies. Please identify the class of employees that will be used in connection with the transaction. Please refer to Item 1009(b) of Regulation M-A.

RESPONSE:           The Preliminary Proxy Statements have been revised in response to this comment.  See pages 67 and 68 of the revised Preliminary Proxy Statements.

Each of the Filing Persons hereby acknowledges that:

•                                          each Filing Person is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

November 2, 2011		SOUTHWEST ROYALTIES INSTITUTIONAL INCOME FUND VII-B, L.P.
SOUTHWEST ROYALTIES INSTITUTIONAL INCOME FUND IX-B, L.P.
SOUTHWEST ROYALTIES INSTITUTIONAL INCOME FUND X-B, L.P.
SOUTHWEST OIL & GAS INCOME FUND IX-A, L.P.
SOUTHWEST OIL & GAS INCOME FUND X-A, L.P.
SOUTHWEST OIL & GAS INCOME FUND X-B, L.P.

		By:	Southwest Royalties, Inc.
		Title:	General Partner

		By:	/S/ MICHAEL L. POLLARD
		Name:	Michael L. Pollard
		Title:	Senior Vice President

November 2, 2011		SOUTHWEST ROYALTIES, INC.

		By:	/S/ MICHAEL L. POLLARD
		Name:	Michael L. Pollard
		Title:	Senior Vice President

November 2, 2011		CLAYTON WILLIAMS ENERGY, INC.

		By:	/S/ MICHAEL L. POLLARD
		Name:	Michael L. Pollard
		Title:	Senior Vice President and Chief Financial Officer

cc:	William R. Volk, Vinson & Elkins L.L.P.
Milam F. Newby, Vinson & Elkins L.L.P.